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Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
CassidyLaw@aol.com

Practice Limited to
Federal Securities
Law Matters

December 10, 2007

RECD S.E.C.
DEC 10 2007
1086

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #9
File No. 24-10142
Date of Comment Letter: December 7, 2007

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No.9 to the Offering Circular on Form 1-A of Robert James & Associates, three of which contain the amended exhibit, of which one is manually executed. Simultaneously with this filing I have delivered courtesy copies of this amendment to Blaise Rhodes and Jay Williamson of the Securities and Exchange Commission, with the amended exhibit.

The comment letter of December 7, 2007, had one comment requesting that the opinion letter of counsel regarding the legality of the shares be amended so as to not to limit its scope. The opinion has been amended and is included in this filing.

Given that there is only comment remaining, the Company requests expedited final review of this offering circular. The Company would like to request acceleration of qualification as quickly as possibly, and hopefully before the end of the year.

Sincerely,



Lee W. Cassidy

D:\WP80600\WORK600\LTSEC121007.RJA.WPD



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 7, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

> Re: **Robert James & Associates, Inc.**
> **Amendment to the Offering Statement on Form 1-A**
> **Amendment filed November 13, 2007**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits

1. The company does not appear to have revised its legality opinion in response to prior comment four from our letter dated November 5, 2007. Accordingly, we reissue that comment. Please revise the text of the last paragraph to your legality opinion. As currently written it appears that you are assuming that the issuance will be "pursuant to the Nevada General Corporation Law and the Articles of Incorporation." This appears to limit the scope of your opinion, please revise accordingly.

2

Mr. Robert Tonachio
Robert James & Associates, Inc.
December 7, 2007
p. 2

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

Pamela Howell

John Reynolds
for Assistant Director

cc: Lee W. Cassidy
Fax: (202) 745-1920